TO: The holders of Oxford Media, Inc.'s Series C Convertible Preferred Stock

To Whom It May Concern:

      This letter will confirm my agreement to vote all shares of Oxford Media, Inc. ("OXMI") voting stock over which I have voting control in favor of any resolution presented to the shareholders of OXMI to approve a reverse stock split of up to 1 for 30. This agreement is given in consideration of, and as a condition to enter into such Securities Purchase Agreement and is not revocable by me.



                                          By:___________________________________
                                             Name of Shareholder:
                                             Percentage Beneficial Ownership: